Exhibit 99.2

EF001

Disclaimer
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arisen from or in reliance upon the whole or any part of the contents of this announcement.
Cash Dividend Announcement for Equity Issuer
Issuer name	Noah Holdings Private Wealth and Asset Management Limited
Stock code	06686
Multi-counter stock code and currency	Not applicable
Other related stock code(s) and name(s)	Not applicable
Title of announcement	SPECIAL DIVIDEND (UPDATED)
Announcement date	12 June 2025
Status	Update to previous announcement
Reason for the update / change

Update on the (1) dividend declared (based on the number of issued Shares (excluding treasury Shares) as of the date of the AGM); (2) ex-dividend date; (3) latest time to lodge transfer documents for registration with share registrar for determining entitlement to the dividend; (4) record date; and (5) payment date.

Also update on the other information with respect to different ex-dividend dates for holders of ordinary shares of the Company traded on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and holders of ADSs of the Company traded on the New York Stock Exchange (the "NYSE").

Information relating to the dividend
Dividend type	Other
Special Dividend
Dividend nature	Special
For the financial year end	Not applicable
Reporting period end for the dividend declared	Not applicable
Dividend declared	RMB 0.831 per share
Date of shareholders' approval	12 June 2025
Information relating to Hong Kong share register
Default currency and amount in which the dividend will be paid	HKD amount to be announced
Exchange rate	To be announced
Ex-dividend date	02 July 2025
Latest time to lodge transfer documents for registration with share registrar for determining entitlement to the dividend	03 July 2025 16:30
Book close period	Not applicable
Record date	03 July 2025
Payment date	24 July 2025

EF001

Share registrar and its address	Computershare Hong Kong Investor Services Limited
Shops 1712-1716 17/F, Hopewell Center 183 Queen’s Road East Wan Chai Hong Kong
Information relating to withholding tax
Details of withholding tax applied to the dividend declared	Not applicable
Information relating to listed warrants / convertible securities issued by the issuer
Details of listed warrants / convertible securities issued by the issuer	Not applicable
Other information
The ex-dividend date set out above in this Form EF001 shall only be applicable for the dividend to be distributed to the holders of ordinary shares of the Company traded on the Hong Kong Stock Exchange; whereas for the dividend to be distributed to the holders of ADSs of the Company traded on the NYSE, the ex-dividend date shall be the same date as the record date (i.e., 3 July 2025) due to a different settlement cycle for ADSs traded on the NYSE in accordance with the rules adopted by the U.S. Securities and Exchange Commission (the "SEC"). ADS holders are encouraged to refer to relevant information in relation to the dividend distribution of the Company that may be published on the website of NYSE from time to time.
Directors of the issuer
As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.